SEC Mail Processing Section

FEB 26 2010

Washington, DC 122

10027633

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Colonial Center Pkwy. STE. 600
(No. and Street)

ROSWELL (City) GA (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN DUBAY 770-998-8721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAN DUBAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPA INVESTMENTS, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) **Independent Auditor's Report on internal accounting structure required by SEC Rule 17a-5.**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PPA INVESTMENTS, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
PPA Investments, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of PPA Investments, Inc. (a Georgia Corporation), as of December 31, 2009 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of PPA Investments, Inc. as of December 31, 2008, were audited by other auditors whose report dated February 16, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 25, 2010

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

PPA Investments, Inc.
Statement of Financial Condition
December 31, 2009 and 2008

Exhibit A

		December 31, 2009		December 31, 2008
ASSETS				
Cash and Cash Equivalents	$	308,782	$	193,270
Deposit with Clearing Broker Dealer		25,000		25,000
Total Cash & Cash Equivalents		333,782		218,270
Receivable from Clearing Organization		8,210		331
Receivables - Other		53,976		
Deferred Tax Asset		-		920
Prepaid Expenses		7,086		6,000
Furniture and Equipment, Less Accumulated Depreciation of $57,158 and $54,104		3,330		6,384
Other Recievables		-		46,578
Security Deposit		4,492		4,492
TOTAL ASSETS	$	410,876	$	282,975
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Commissions Payable	$	126,614	$	729
Accrued Expenses		3,910		10,943
Income Taxes Payable		6,139		-
Deferred Tax Liability		699		1,330
TOTAL LIABILITIES		137,362		13,001

PPA Investments, Inc.
Statement of Financial Condition
December 31, 2009 and 2008

Exhibit A

Continued

		December 31, 2009		December 31, 2008
SHAREHOLDERS' EQUITY (EXHIBIT C)				
Common Stock - $1 Par Value, 100,000 Shares Authorized, 500 Shares Issued and Outstanding	$	500	$	500
Additional Paid-In Capital		27,000		27,000
Retained Earnings		246,013		242,474
TOTAL SHAREHOLDERS' EQUITY		273,513		269,974
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	410,876	$	282,975

The accompanying notes are an intregal part of the financial statements

Exhibit B

PPA Investments, Inc.
Statement of Operations
December 31, 2009 and 2008

	Year Ended December 31, 2009	Year Ended December 31, 2008
REVENUE		
Commissions	$ 1,623,475	$ 1,323,146
Principal Transactions	29	(166)
Interest and Dividends	85,289	125,568
Other Income	17,809	28,892
Total Revenue	1,726,602	1,477,441
COSTS AND EXPENSES		
Employee Compensation & Benefits	1,449,629	1,229,275
Floor Brokerage, Exchange and Clearing Fees	13,886	23,221
Occupancy	202,758	180,889
Interest	746	1,041
Communication & Data Processing	24,864	23,358
Other Expenses	24,755	29,324
Total Costs and Expenses	1,716,638	1,487,108
(Loss) Income before Income Tax Provision	9,965	(9,667)
(Benefit) Provision for Income Taxes (Note 3)	$ 6,426	$ (1,696)
NET (LOSS) INCOME	$ 3,539	$ (7,971)

The accompanying notes are an intregal part of the financial statements

PPA Investments, Inc.
Statement of Changes in Shareholders' Equity
December 31, 2009 and 2008

Exhibit C

	Common Shares		Stock Amount		Paid-In Capital		Retained Earnings		Shareholders' Equity
BALANCE - December 31, 2007	500	$	500	$	27,000	$	250,446	$	277,945
2008 NET INCOME(LOSS) (Exhibit B)	-		-		-		(7,971)		(7,971)
BALANCE - December 31, 2008	500		500		27,000		242,475		269,974
2009 NET INCOME(LOSS) (Exhibit B)	-		-		-		3,539		3,539
BALANCE - December 31, 2009	500	$	500	$	27,000	$	246,013	$	273,513

PPA Investments, Inc.
Statements of Cash Flow
December 31, 2009 and 2008

Exhibit D

	December 31, 2009	December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Profit	$ 3,539	$ (7,971)
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	3,054	6,202
Deferred Taxes	289	(1,940)
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Clearing	(7,879)	220
Income Tax Receivable	(53,976)	949
Other Receivables	46,578	(36,449)
Prepaid Expenses	(1,086)	5,250
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	125,885	-
Income Tax Payable	6,139	(530)
Accounts Payable	-	(434)
Accrued Expenses	(7,033)	6,043
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	115,511	(28,660)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	115,511	(28,660)
CASH AT BEGINNING OF YEAR	193,270	221,930
CASH AT END OF YEAR	$ 308,781	$ 193,270
Supplemental Information:		
Interest Paid	746	1,041
Income Tax Paid		1,166

PPA INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION

The Company is a Georgia corporation that provides broker dealer services to customers located primarily in the southeastern United States. The Company is registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective in May 1985.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes-
Deferred tax assets and liabilities are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities under their respective bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income tax expense in the period in which the enactment date is included.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, the Company evaluates the probability of being able to realize the future benefits indicated by such assets. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Depreciation – Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals in excess of $1,000 are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

Recognition of commission income and expense – The Company receives various commissions from investment companies. Commissions, income and expense, and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk - The Company had a credit risk associated with cash and cash equivalents of approximately $0 and $31,400 at December 31, 2009 and December 31, 2008 respectively, in that these funds were not covered by the Federal Deposit Insurance Corporation.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration – The Company clears all of its customers' transactions through a fully disclosed clearing agreement with Pershing, LLC. Any amounts receivable or payable to the clearing broker relates to the aforementioned transactions and is collateralized by the deposit held by the clearing broker.

Expense Sharing Agreement – The Company has an expense sharing agreement with First South Group, Inc., an affiliated company. The agreement is such that the two companies share certain expenses, such as employees, office space, insurance, telephone and computer equipment and other expenses. First South Group, Inc. has adequate resources independent of the broker-dealer to meet its obligations and the Company is not responsible for any of First South Group, Inc.'s obligations. The Company paid First South Group, Inc. $227,570 and $189,365 in 2009 and 2008.

Indemnifications - In the normal course of its business, the Company indemnifies clients in the event of improperly executed transactions by PPA Investments or its brokers. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. INCOME TAX (BENEFIT) PROVISION

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Conversions from Cash Basis to Accrual Basis for Tax Purposes Results in a Additional One Time Charge to Expense

In the current year, the Company converted from a cash basis to accrual basis for tax purposes in 2009. Due to differences in recognition of revenue and expenses, income for tax reporting purposes exceeded income for financial purposes. The conversion to the accrual basis along with other temporary differences resulted in the recognition of a tax liability and a corresponding one time charge to expense of $4,333 as of December 31, 2009. At December 31, 2008, the Company had a net operating loss carry-forward of approximately $4,409 after converting to the accrual method for tax. No valuation was provided. The carry-forwards were utilized in 2009.

Income tax expense (benefit) provisions are as follows:

	2009			2008		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 5,926	$ 270	$ 5,656	$ (1,376)	$ (1,390)	$ 14
State	$ 500	17	483	(320)	(550)	230
Total	$ 6,426	$ 287	$ 6,139	$ (1,696)	$ (1,940)	$ 244

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2009, the Company had net capital of $201,029 which was $151,029 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital is 0.68 to 1.

SCHEDULE 1

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2009

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 273,513
Add: Other allowable credits	
Deferred Income Tax Payable	699
Total capital and allowable subordinated borrowings	274,213
LESS NON-ALLOWABLE ASSETS	
Commissions Receivable-Non allowable	53,976
Prepaid Expenses	7,086
Furniture & Fixtures	3,330
Security Deposit	4,492
Subtotal Non Allowable Assets	68,884
Less: Haircut on money market -	(4,300)
NET CAPITAL	$ 201,029
Reconciliation with Company's compution (included in part II of Form X-17A-5 as of December 31 2009	
Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ 158,625
Non aggregate indebtedness reported as aggregate debt:	
Deferred Income Taxes Payable	699
Audit adjustment for Commissions Payable	47,213
Audit adjustment for Deferred tax	631
Audit adjustment for Income Tax Payable	(6,139)
Net Capital Per the Above	$ 201,029

PPA INVESTMENTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2009

AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness, less deferred taxes	$	136,663
TOTAL AGGREGATE INDEBTEDNESS	$	136,663
RATIO – Aggregate Indebtedness to Net Capital	$	0.67981
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	201,029
Minimum Net Capital Requirement (See note A below) ($136,663 x 6 2/3% = $9115)		50,000
EXCESS NET CAPITAL	$	151,029

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $50,000.

SCHEDULE 3

PPA INVESTMENTS, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2009

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant t(paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the condition of the exemption during the year ended December 31, 2009.

The Company had no liabilities subordinated to the claims of creditors during 2009.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of PPA Investments, Inc., for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 25, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
PPA Investments, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Your Company Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Your Company Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Your Company Inc.'s management is responsible for the Your Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as recorded on the Company's general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 comparing the audited Form X-17A-5 less the first quarter FOCUS report, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers compared applicable line items in the FOCUS report for the period January 31, 2009 to March 31 2009 to the applicable lines on the audited Form X-17A-5, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as calculated by us in our workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC

Goldman & Company CPAs PC
February 25, 2010
C:\Documents and Settings\Russ Goldman\My Documents\My Documents\PPA Investments Inc\2009 Audit\Audit Report\Exhibit B for Engagement Letter SIPC Assessment Reconciliation.doc

goldman & COMPANY CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683